Extraordinary General Stockholders' Meeting

Consolidated summarized remote voting map

According to CVM Resolution Nº 81/22, Itaú Unibanco Holding S.A. ("Company") discloses the summarized voting map that consolidates the voting instructions received from the underwriter, central depositary and the voting instructions directly received by the Company for each item presented in the remote voting form on the matters submitted for the resolution of the Extraordinary General Stockholders' Meeting to be exclusively held online on April 17, 2025, 10:10 am., with the purpose to:

Item	Description	Voting	Number of shares	% over total voting
1	Amend the Bylaws in Article 3, head provision, to reflect the new composition of capital after the increase resolved upon by the Board of Directors within the limit of the authorized capital:	Approve	5,027,783,006	100.00%
		Reject	254	0.00%
		Abstain	46,164	0.00%
2	Amend the Bylaws in item 8.2, VII, to exclude the mention of the Resolution of the National Monetary Council ("CMN") No. 3,921/2010 revoked by the Resolution of the National Monetary Council ("CMN") No. 5,177/2024:	Approve	5,027,773,755	100.00%
		Reject	608	0.00%
		Abstain	55,061	0.00%
3	Consolidate the Bylaws to reflect the amendments mentioned in the previous items:	Approve	5,027,778,978	100.00%
		Reject	652	0.00%
		Abstain	49,794	0.00%

São Paulo-SP, April 16, 2025.

Gustavo Lopes Rodrigues

Investor Relations Officer